Exhibit 99.1

Market Announcement

28 January 2025

Alterity Therapeutics Limited (ASX: ATH) – Trading Halt

Description

The securities of Alterity Therapeutics Limited (‘ATH’) will be placed in trading halt at the request of ATH, pending it releasing an announcement. Unless ASX decides otherwise, the securities will remain in trading halt until the earlier of the commencement of normal trading on Thursday, 30 January 2025 or when the announcement is released to the market.

Issued by

ASX Compliance

28 January 2025	Market Announcement 1/1
ASX Limited	ASX Customer Service Centre 131 279 | asx.com.au

28 January 2025

By email: melissa.kostopoulos@asx.com.au

Melissa Kostopoulos

Adviser, Listings Compliance (Melbourne) ASX Limited

Dear Melissa

Request for a trading halt

Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (the Company), requests that the Company’s securities be placed into a trading halt with immediate effect.

For the purposes of Listing Rule 17.1, the Company provides the following information:

1.	(a) the Company is seeking the trading halt pending an announcement in relation to the results of its Phase II clinical trial;

2.	(b) the Company requests that the trading halt continues until the earlier of it making an announcement regarding the results of the Phase II clinical trial or until the commencement of trading on Thursday 30 January 2025; and

3.	(c) the Company is not aware of any reason why the trading halt should not be granted or of any other information necessary to inform the market about the trading halt.

Please contact us should you have any questions.

Yours sincerely

/s/ Abby Macnish Niven

Abby Macnish Niven

Company Secretary

For and on behalf of the Board of Alterity Therapeutics Limited

Alterity Therapeutics Limited

Level 3, 460 Bourke Street, Melbourne, VIC 3000 Australia

T: +61 (0)3 9349 4906 | WWW.alteritytherapeutics.com